[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 14 2011
DIVISION OF MARKET REGULATION

SE 11022611 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Specialty Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Report of Independent
Registered Public Accounting Firm and
Financial Statements with Supplemental Information

Specialty Capital, LLC
(a Wholly-Owned Subsidiary of
Specialty Financial Corporation)

December 31, 2010

MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent
Registered Public Accounting Firm and
Financial Statements with Supplemental Information

Specialty Capital, LLC
(a Wholly-Owned Subsidiary of Specialty Financial Corporation)

December 31, 2010

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of financial condition 2

Statement of operations 3

Statement of member's equity 4

Statement of cash flows 5

Notes to financial statements 6

SUPPLEMENTAL INFORMATION

Report of independent registered public accounting firm on internal control structure required by the Securities and Exchange Commission (SEC) Rule 17a-5 8

Computation of net capital pursuant to Rule 15c3-1 pursuant to the Securities Exchange Act of 1934 11

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Specialty Capital, LLC

We have audited the accompanying statement of financial condition of Specialty Capital, LLC (a wholly-owned subsidiary of Specialty Financial Corporation) (the "Company"), as of December 31, 2010, and the related statements of operations, member's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Specialty Capital, LLC, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses during the last two years and has significant reliance on an affiliated entity for continued support. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

San Francisco, California
February 28, 2011

FINANCIAL STATEMENTS

SPECIALTY CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF SPECIALTY FINANCIAL CORPORATION)
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

ASSETS		
Cash and cash equivalents	$	29,599
Accounts receivable		11,442
Prepaid expenses		16,007
Total assets	$	57,048

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	20,939
MEMBER'S EQUITY		36,109
Total liabilities and member's equity	$	57,048

See accompanying notes.

SPECIALTY CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF SPECIALTY FINANCIAL CORPORATION)
STATEMENT OF OPERATIONS
Year Ended December 31, 2010

REVENUE		
Commissions	$	19,571
Placement agent income		48,397
Other income		10,000
Total revenue		77,968
EXPENSES		
Salaries		80,000
Rent		18,319
Office supplies and expenses		14,442
Professional fees		43,037
Internet domain registration		70
Regulatory fees and expenses		16,474
Licenses and permits		1,249
Telephone		916
Other operating expenses		9,469
Total expenses		183,976
NET LOSS	$	(106,008)

See accompanying notes.

SPECIALTY CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF SPECIALTY FINANCIAL CORPORATION)
STATEMENT OF MEMBER'S EQUITY
Year Ended December 31, 2010

	Member Contributions	Accumulated Deficit	Total Member's Equity
BALANCE, December 31, 2009	$ 460,000	$ (427,383)	$ 32,617
Net income	-	(106,008)	(106,008)
Contributions by Specialty Financial Corporation	109,500	-	109,500
BALANCE, December 31, 2010	$ 569,500	$ (533,391)	$ 36,109

See accompanying notes.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(106,008)
Adjustment to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable		(11,442)
Prepaid expenses		(60)
Accounts payable and accrued expenses		10,939
Total adjustments		(563)
Net cash used in operating activities		(106,571)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		109,500
Net cash from financing activities		109,500
NET DECREASE IN CASH AND CASH EQUIVALENTS		2,929
CASH AND CASH EQUIVALENTS, beginning of year		26,670
CASH AND CASH EQUIVALENTS, end of year	$	29,599

See accompanying notes.

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Nature of business – Specialty Capital, LLC (the "Company"), is a registered broker/dealer providing brokerage services to individual and institutional customers. The Company is solely owned by Specialty Financial Corporation ("SFC"), a real estate management and development company.

The Company was formed primarily to serve the capital needs of its affiliated entities. Approximately 30% of the Company's operations were conducted on behalf of Specialty Trust, Inc. ("ST"), a private real estate investment trust. ST is managed by SFC, the 100% owner of the Company. In addition, the sole owner of SFC is also the Chief Executive Officer and Chairman of the Board of Directors of ST. The Company's operations are conducted in one location in Reno, Nevada. On April 20, 2010, Specialty Trust, Inc., and certain of its subsidiaries filed for protection under Title 11, Chapter 11 of the United States bankruptcy code for the purpose of protecting all creditors and rebuilding and preserving shareholder and note holder investments.

The Company has evaluated events subsequent to December 31, 2010, through February 28, 2011, which is the date the financial statements were issued. No events were noted which would require disclosure in the footnotes to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all short-term investments with original maturities of 90 days or less to be cash equivalents.

Revenue recognition – Under the accrual method, revenues are recorded when earned and expenses are recorded at the time the liabilities are incurred. Commissions received by the Company are recognized as income when earned according to the terms of each contract. However, revenue is not recognized on contingent offerings until the successful sale of the minimum required number of securities needed to close the offering.

Use of estimates – In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes – As a limited liability company, the Company is not subject to federal income tax. Net earnings are reportable to the Company's sole member, SFC, and do not result in any tax liability for the Company. Accordingly, no provision has been made for federal income taxes.

The Company follows industry guidance related to accounting for uncertain tax positions. This guidance prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any entity level uncertain tax positions.

Business and credit concentrations – Business related to ST accounted for approximately 30% of the Company's revenues. Subsequent to ST filing for protection under the bankruptcy code, no additional revenues have been earned from ST. The remainder of the revenues was derived from one customer.

The Company maintains its cash and cash equivalents balances in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and performs due diligence on the banks where deposits are held to assess their stability.

Advertising – The Company expenses the cost of advertising as it is incurred. There was no advertising expense during the year ended December 31, 2010.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company's operations are conducted with affiliated entities, and the Company is solely owned by SFC. Under an expense sharing agreement, the Company pays a fixed monthly amount of $9,970 to SFC for shared general and administrative expenses such as salaries, office rent, and supplies. These payments are included in the expense line items to which they apply. For the year ended December 31, 2010, the Company paid approximately $120,000 to SFC under the expense sharing agreement.

ST is an affiliated entity managed by SFC. The CEO and Chairman of the Board of Directors of ST is the sole owner of SFC. An Agency Agreement between the Company and ST gives the Company the exclusive rights to sell collateralized investment notes and secured investment notes each month on behalf of ST on an agency and best efforts basis. For the year ended December 31, 2010, the Company earned $19,571 in commissions from the sale of these notes prior to ST filing for protection.

A Repurchase Agency Agreement signed between the Company and ST gives the Company the exclusive rights to facilitate the repurchase of ST common shares on behalf of ST under ST's Share Repurchase Plan. For the year ended December 31, 2010, the Company did not earn any commissions from the repurchase of ST common stock.

NOTE 4 – REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, net capital requirements are based upon a broker/dealer's classification and the types of securities and transactions in which it deals. At December 31, 2010, the Company had net capital and net capital requirements of approximately $8,660 and $5,000, respectively. In addition, under the Uniform Net Capital Rule a broker/dealer can not have a ratio of Aggregate Indebtedness (as defined) to Net Capital in excess of 15:1. As of December 31, 2010, the Company had Aggregate Indebtedness of $20,939 and an Aggregate Indebtedness to Net Capital ratio of 2.42:1.

The Company has only one Registered Principal. FINRA granted a waiver of the requirement under Rule 1021(e) to qualify two Registered Principals, thereby allowing the Company to operate as a single Principal Broker Dealer. Compliance and audit services have been outsourced to ensure proper separation of duties and internal controls.

The Company is a member of the Securities Investor Protection Corporation ("SIPC").

NOTE 5 – LIQUIDITY

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate the Company continuing as a going concern. The Company has reported a net loss of $106,008 for the year ended December 31, 2010.

The Company's primary source of revenue is derived from commissions. This source of revenue was significantly curtailed during 2010 as ST filed for protection under the bankruptcy code. The Company has initiated plans to earn revenues from additional sources in 2010, and earned 70% of their revenues from a third-party source. In the event that these new revenue sources do not continue, the sole owner of SFC has committed to contribute additional capital as necessary to bridge any periods of low activity. During 2010, an additional capital contribution in the amount of $109,500 was made. Subsequent to year-end, SFC contributed an additional $25,000 in capital.

Although no absolute assurances can be made, and conditions could change that may have a negative impact on the business, management believes that it has sufficient funds and sources of liquidity to meet the operational requirements of the Company and further believes it has sufficient financial resources to maintain and expand its market position. If additional sources of new revenue are not realized and contributions of capital are not made as needed, the Company may not be able to continue as a going concern.

SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5

To the Member
Specialty Capital, LLC

In planning and performing our audit of the financial statements of Specialty Capital, LLC (a wholly-owned subsidiary of Specialty Financial Corporation) (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified the following matter which we consider to be a material weakness in financial reporting. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of Specialty Capital, LLC, as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 28, 2011.

The Company did not properly record accounts receivable for commissions earned in December 2010. As a result, the Company's general ledger and net capital computation were inaccurate and, therefore, the Company was not in compliance with Rule 17a-3(a)(2) and 11 as of December 31, 2010.

Management has prepared a response, which is located directly behind this report.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives, except for the deficiency discussed above.

This report is intended solely for the use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
February 28, 2011

MANAGEMENT'S RESPONSE

The firm has implemented new policies and procedures aimed at preventing future occurrences such as this.

The firm received a selling commission on January 11, 2011, that was not properly recorded on the books and records as a receivable on December 30, 2010, the date that investor funds were received by the escrow agent and the revenue was earned. Instead, the firm recorded the revenue in January 2011. The firm received a report describing funds received and concessions paid from the escrow agent after the December financials were prepared. At the time the December financial statements were prepared, the fee received on January 11, 2011, was not included as revenue.

The firm has instituted new internal control procedures to ensure that this situation will not occur in the future. Specifically, monthly books will not be closed before the 10th of the following month. If the firm has not received reports from the escrow agent detailing the receipt of investor funds by the 10th of the following month, the escrow agent will be contacted and a report requested immediately.

No later than the 12th of each month, the Chief Compliance Officer, the Financial and Operations Principal, and the accounting department will meet to review revenue received during the prior month and the current month to ensure that all revenue is recorded properly. All correspondence and documentation from the escrow agent will be compared to general ledger activity; any necessary adjustments will be made prior to finalizing the month-end financial statements. The Written Supervisory Procedures have been amended to include these new processes and procedures.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2010

Member's equity per statement of financial condition	$	36,109
Deductions		
Nonallowable assets		
Prepaid expenses and accounts receivable		27,449
Net capital		8,660
Minimum net capital requirement – the greater of 12.5% of aggregate indebtedness of $10,000 or $5,000		5,000
Excess net capital	$	3,660
Ratio of aggregate indebtedness to net capital		2.42 to 1.0
Schedule of aggregate indebtedness		
Accounts payable and accrued expenses	$	20,939

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2010.

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

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